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                              March 13, 2024

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 11,
2024
                                                            File No. 333-277295

       Dear Boaz Weizer:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Condensed Combined Pro Forma Financial Information
       Note 2. Accounting Policies, page 59

   1. You indicate in response to prior comment 1 that, because each gross revenue target earnout provision
commences with the first full fiscal quarter following the previous
                                                        Earnout Milestone
Achievement Date, the settlements for each separate, independent earnout are considered
fixed-for-fixed since the exercise price is fixed and the number of shares is fixed.
However, it is unclear how each of the three milestones are separate and independent given the
terms of the stock price targets do not align with the revenue target periods, which could
result in multiple settlement outcomes during a period. In light of the variability of the
settlement amounts, which are based on stock price targets and the amount of revenues
during the period, it is unclear how the earnout provisions meet the
 Boaz Weizer
ZOOZ Power Ltd.
March 13, 2024
Page 2
      criteria in Step 2 of the guidance in ASC 815-40-15-7C through 7F to qualify for equity classification. Please revise or provide a more fulsome analysis supporting your accounting conclusion.
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,
FirstName LastNameBoaz Weizer
                                                          Division of
Corporation Finance
Comapany NameZOOZ Power Ltd.
                                                          Office of Technology
March 13, 2024 Page 2
cc:       Nahal Nellis
FirstName LastName